SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company (Issuer))

KAISER VENTURES LLC

(Name of Filing Person (Offeror))

CLASS A UNITS

(Title of Class Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$630,000	$24.76

*	Previously paid. See below. For purposes of calculating the filing fee only, this amount is based on the purchase of 700,000 outstanding Class A Units at the tender offer price of $.90 per Unit.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.76 Filing Party: Kaiser Ventures LLC

Form or Registration No.: 005-81572 Date Filed: October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No 1. to Schedule TO amends and supplements the Offer to Purchase by Kaiser Ventures LLC (“Kaiser”) of up to 700,000 Class A units (the “Units”) at $.90 per Unit (the “Offer to Purchase”), dated October 14, 2008, filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2008. Except as amended and supplemented hereby, all terms of the Offer to Purchase, the Company Offer (as defined in the Offer to Purchase) and all disclosures set forth in the Schedule TO and the Exhibits and schedules thereto remain unchanged.

AMENDMENTS

The following sections of the Offer to Purchase filed as Exhibit 99.(A)(1)(I) of the Schedule TO are hereby amended and restated as follows:

INTRODUCTION

The twelfth paragraph in the introduction section of the Offer to Purchase is hereby amended and restated as follows:

Questions or requests for assistance in tendering your Units, requests for additional copies of this Offer to Purchase or the Letter of Transmittal, or questions about withdrawing your Units already tendered to MacKenzie in the MacKenzie Offer may be directed to the depositary, ACS Securities Services, Inc. (the “Depositary”) at the address and telephone number set forth on the back cover page of this Offer to Purchase. Any other questions you may have concerning the Company Offer may be directed to Kaiser at the address, telephone number or email address set forth on the back cover page of this Offer to Purchase. You may also obtain a free copy of the Offer to Purchase or the Letter of Transmittal and other relevant documents filed with the SEC from Kaiser’s website at www.kaiserventures.com.

SUMMARY TERM SHEET

The 17th question in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated as follows:

When will Kaiser pay for the Units I tender?

We will pay the purchase price, net to you in cash, without interest, for the Units we purchase promptly after the expiration of the Company Offer and the acceptance of the Units for payment. In the event of proration, we will make the proration calculation and pay for the Units as soon as practicable after the expiration date, but we do not expect to be able to commence payment for Units until approximately 5 business days after the expiration date. See Section 5.

The 22nd question in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated as follows:

Whom can I talk to if I have questions?

Questions or requests for assistance in tendering your Units or requests for additional copies of this Offer to Purchase or the Letter of Transmittal or questions about withdrawing your Units already tendered to MacKenzie in the MacKenzie Offer may be directed to the Depositary at the number set forth below:

ACS Securities Services, Inc.

3988 North Central Expressway

Building 5, 6th Floor

Dallas, Texas 75204

Telephone: (866) 275-3703

Facsimile: (214) 887-7411

Any other questions you may have concerning the Company Offer may be directed to Kaiser, at the number or email address set forth below:

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

Telephone: (909) 483-8500

Facsimile: (909) 944-6605

Email: ir@kaiserventures.com

You may also obtain a free copy of the Offer to Purchase or the Letter of Transmittal and other relevant documents filed with the SEC from Kaiser’s website at www.kaiserventures.com.

SECTION 1. NUMBER OF UNITS; PRORATION.

The first paragraph under the “PRORATION” section of Section 1 of the Offer to Purchase is hereby amended and restated as follows:

If proration of tendered Units is required, Kaiser will determine the proration factor as soon as practicable following the expiration date. Kaiser will first purchase all Units tendered by any record holder of less than 100 Units, who tenders all such Units and who checks the “Odd Lots” box in the Letter of Transmittal. Proration for each other Unitholder tendering Units shall be based on the ratio of the number of Units properly tendered and not properly withdrawn by the Unitholder to the total number of Units properly tendered and not properly withdrawn by all such Unitholders. Because of the difficulty in determining the number of Units properly tendered, Kaiser does not expect that it will be able to announce the final proration factor or commence payment for any Units purchased under the Company Offer until approximately 5 business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date.

SECTION 5. PURCHASE OF UNITS AND PAYMENT OF PURCHASE PRICE.

The fourth paragraph in Section 5 of the Offer to Purchase is hereby amended and restated as follows:

In the event of proration, Kaiser will determine the proration factor and pay for those tendered Units accepted for payment as soon as practicable after the expiration date; however, Kaiser does not expect to be able to announce the final results of any proration and commence payment for Units purchased until approximately 5 business days after the expiration date. Certificates for all Units tendered and not purchased, including Units not purchased due to proration, will be returned to the tendering Unitholder promptly after the expiration date or termination of the Company Offer without expense to the tendering Unitholders. Under no circumstances will interest on the purchase price be paid by Kaiser regardless of any delay in making the payment. In addition, if certain events occur, Kaiser may not be obligated to purchase Units under the Company Offer. See Section 6.

SECTION 7. DETERMINATION OF OFFER PRICE; DIVIDENDS.

Section 7 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

There is no public or secondary market for Kaiser’s Units, so no market prices are available for purposes of evaluating the Company Offer price. However, we have consistently projected the expected distributions from your Units to be $6.00 to $8.00 if the Eagle Mountain landfill litigation is favorably resolved and we complete the pending sale of the landfill project, and the balance of our assets are sold. Even if the landfill project is not successful, the future distributions on your Units are still estimated to be several times the MacKenzie Offer. In addition, these distributions do not include any value for a number of other potentially valuable assets of Kaiser, including the water from its wells, the sale of rock stockpiled at Eagle Mountain not used in the landfill project, and the development of our Lake Tamarisk land.

Our Company Offer price was established solely for the purpose of providing Unitholders who may need or desire an immediate liquidation of Units with an opportunity to sell their Units for a better price than the MacKenzie Offer price. Our Company Offer was priced to provide at least twice what we believe would be paid under the MacKenzie offer, without the uncertainties of that offer. Even though the Board does not recommend the acceptance of this Company Offer, if Unitholders decide to sell their Units, this Company Offer gives the remaining Unitholders the opportunity to increase their share of the potential value inherent in Kaiser at what our Board believes is still a very attractive price to Kaiser to acquire Units.

As noted above, we priced the Company Offer based on the price of the MacKenzie Offer, and not on our expectations of potential distributions on the Units. Accordingly, we did not obtain any special third party valuation of the Units. However, after a review of our internal estimates, we continue to project distributions of $6.00 to $8.00 per Unit as early as the end of 2009 if the Eagle Mountain landfill litigation is favorably resolved and if we complete the pending sale of the landfill project on the current terms of the sale agreement with the Los Angeles County Sanitation District. As previously disclosed, a completed Eagle Mountain sale would provide us with approximately $41 million at the contractual sale price. Adding that amount to the approximately $9 million in unrestricted cash, cash equivalents and short term investments on our balance sheet on June 30, 2008 would yield an aggregate of approximately $50 million, or approximately $7 per share. We do not have a market value for our interest in the West Valley MRF and our other assets, but we believe that the proceeds of the liquidation of those assets should be approximately sufficient to offset our liabilities, as well as administrative costs associated with a liquidation. We use a range of $6 to $8 dollars per Unit because the values of our remaining assets and liabilities, as well as the associated administrative costs, are inherently uncertain and subject to risks. However, the actual valuations and costs could affect the final distribution (either positively or negatively) by more than $1.00, and that deviation could be material. We urge that holders perform their own analysis of the value of our Units and use caution in relying on these or any other forward looking statements in doing so. In particular, we note that the successful sale of Eagle Mountain depends on the outcome of the current litigation and a number of other significant conditions, and this number has not been discounted for any risk. See “Forward Looking Statements.”

Kaiser had originally planned to offer $1.00 less up to $.10 per Unit in transfer costs. After discussions with the SEC and in order to better comply with applicable law, we restructured our offer to make a fixed offer at $.90 per Unit, without any deduction for transfer costs.

SECTION 8. SOURCE AND AMOUNT OF FUNDS.

Section 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Assuming we purchase 700,000 Units in the Company Offer at the purchase price of $.90 per Unit, $630,000 will be required to purchase such Units. Kaiser currently holds cash or cash equivalents in the amount of the funds necessary to purchase Units tendered in the Company Offer. This Company Offer is not conditioned upon the receipt of financing. See Sections 6 and 8.

INCORPORATION BY REFERENCE.

The first paragraph under the “INCORPORATION BY REFERENCE” section of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Kaiser’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007, and its quarterly reports on Form 10-QSB for the quarters ended March 31, 2008 and June 30, 2008, its Current Reports on Form 8-K dated September 18, 2008 and September 24, 2008, and its Form 8-A12G dated December 21, 2001, all as filed with the SEC, are hereby incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

Dated: October 29, 2008

By:	/s/ Terry L. Cook
Name: Terry L. Cook
Title: Executive Vice President – General Counsel